SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wallace Computer Services, Inc.

Profit Sharing and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

77 West Wacker Drive

Chicago, IL 60601-1629

REQUIRED INFORMATION

Attached hereto are the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan audited financial statements for the fiscal years ended December 31, 2003 and 2002, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2003. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

December 31, 2003 and 2002

Report Of Independent Registered Public Accounting Firm

To the Management Pension Committee of Moore Wallace Incorporated

We have audited the accompanying statements of net assets available for benefits of the Wallace Profit Sharing and Retirement Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever,LLC

Chicago, Illinois

June 10, 2004

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2003 AND 2002

(EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)

	2003	2002
ASSETS
Cash	$373,511	$—
Investments, at fair value:
Investment in Wallace Defined Contribution Master Custody Arrangement	271,620,872	294,029,545

Mutual Funds	101,692,692	73,495,774
Participant loans	5,117,201	5,389,002

	106,809,893	78,884,776

Total Investments	378,430,765	372,914,321

Receivables:
Company contribution	11,107,053	6,181,043
Participant contribution	137,416	250,997
Due from broker for securities sold	—	463,584

Total Receivables	11,244,469	6,895,624

TOTAL ASSETS	390,048,745	379,809,945

LIABILITIES
Due to broker for securities purchased	373,511	463,584
Excess contributions payable	41,621	10,991
Pending transfer to other plan	389,633,613	—

TOTAL LIABILITIES	390,048,745	474,575

NET ASSETS AVAILABLE FOR BENEFITS	$—	$379,335,370

The accompanying notes are an integral part of these financial statements.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)

	2003	2002
ADDITIONS TO NET ASSETS:
Investment Income (loss) -
Interest	$319,253	$332,638
Dividends	720,244	534,702
Net appreciation/(depreciation) in fair value of investments (mutual funds)	22,721,621	(20,202,313)
Net investment income (loss) from the Wallace Defined Contribution Master
Custody Arrangement	40,595,157	(4,287,951)

Total investment income (loss)	64,356,275	(23,622,924)

Contributions
Employer contributions	11,107,053	6,181,043
Add: Forfeitures	546,691	1,205,623

	11,653,744	7,386,666
Participant contributions	12,621,340	13,475,205
Rollover contributions	11,122	234,251

Total contributions	24,286,206	21,096,122

Total additions	88,642,481	(2,526,802)

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	78,015,828	31,766,921
Administrative expense	328,410	237,368

Total deductions	78,344,238	32,004,289

Net increase/(decrease) before Plan transfer	10,298,243	(34,531,091)
Net Assets transferred from Other Plan	—	590,259
Net Assets transferred to Other Plan	(389,633,613)	—

Net decrease after Plan transfer	(379,335,370)	(33,940,832)

NET ASSETS, BEGINNING OF YEAR	379,335,370	413,276,202

NET ASSETS, END OF YEAR	$—	$379,335,370

The accompanying notes are an integral part of these financial statements.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Wallace Profit Sharing and Retirement Plan (the “Plan”) of Wallace Computer Services, Inc. (the “Company”) is provided for general information only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan covering all full-time regular employees with 31 days of service, except those belonging to a collective bargaining unit who has not negotiated to be in this Plan. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants are eligible to make a contribution after 31 days of service. Effective after one year of service, participants become eligible for the annual Company contribution and/or an allocation of forfeitures. Participants are required to contribute a minimum of 3% of their total compensation, if they want to be eligible to share in the company contribution and any allocation of forfeitures. Participants’ total contributions was limited to 15% of their covered compensation for 2001. Effective January 1, 2002, the contribution limit for all employees was raised to 85% of covered compensation, not to exceed $40,000. Additionally, effective January 1, 2002, a provision was added for catch up contributions for participants age 50 and older. Participants have the option of treating their contributions as either tax-deferred contributions or taxed contributions.

The aggregate Company contribution to the Plan is determined by the Board of Directors. The Company contribution is split between the Plan and an unqualified supplemental retirement plan so as to comply with certain contribution limitations set forth in the Internal Revenue Code (“IRC”). The portion not deposited in this Plan represents the excess Company contributions that could not be credited to participants’ accounts because of the limitations. The minimum Company contribution is equivalent to the aggregate total of 3% minimum required contributions for all participants eligible to share in any annual Company contributions and/or allocated forfeitures, regardless of the net income of the Company. The Company contribution and forfeitures of the unvested portion of terminated participants’ accounts are allocated to participant accounts primarily on the basis of the remaining participants’ covered compensation, subject to the total contribution limits to a participant set forth in the IRC. Forfeitures are allocated to active participants entitled to Company contributions at the end of the Plan year.

The Plan was amended to provide that for allocation of the Company contribution for Plan Year 2003, otherwise eligible participants would share in the contribution and any allocation of forfeitures if they were employed by the Company on May 15, 2003, in lieu of the December 31, 2003.

Administration

The Plan is administered by Mellon HR Solutions (formerly known as Dreyfus Retirement Services). The custodian is Boston Safe Deposit and Trust Company.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – PLAN DESCRIPTION (continued)

Trustee

Effective December 31, 2002, Mellon Bank, N.A. was appointed successor Trustee of the Wallace Retirement Plans Master Trust and the Trustee for the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) investment funds earnings or losses, and (c) forfeitures of terminated participants’ nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Allocations of investment return are based on participant account balances in each fund. Participants can allocate their voluntary contributions among six investment funds.

Vesting

Effective January 1, 2001, participants are fully vested in the Company contributions and forfeitures after completing five years of service according to the following schedule:

Completed Years of service	Vesting %
1	20%
2	40%
3	60%
4	80%
5	100%

In addition, if a participant reaches the age of 60 before completing the five years of service, he or she becomes 100% vested.

Effective May 15, 2003, the Plan was amended to provide 100% vesting in Employer Contributions, forfeiture allocations and earnings thereon for participants who terminate employment with the Company on or after May 15, 2003.

Investment Options

The Company’s Management Pension Committee, which is appointed by the Board of Directors, establishes the overall investment objectives of the Plan assets, selects investment advisors and/or pooled investment vehicles for each of the funds.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 1 – PLAN DESCRIPTION (continued)

The Plan has six investment funds, including the Company Stock Fund. Participants may direct their investments between the following six options:

Stable Value Fund—This fund provides current income consistent with yield on short-term government bonds, but with little or no change in principal value.

Balanced Fund—This fund combines the opportunity for income and long-term capital growth, by investing in a diversified portfolio of both stocks and bonds. The fund is managed by five investment managers, each having a separate portfolio with differing objectives and styles.

Long-term Growth Fund—This fund seeks long-term capital growth, with income at a level similar to the yield on the S&P 500. It invests primarily in a diversified portfolio of large cap common stocks.

Equity Index Fund—This fund seeks to replicate the characteristics and performance of a core stock market index, the S&P 500. The fund may also use futures or options on the index as an unleveraged alternative to holding individual securities.

Aggressive Growth Fund—This fund seeks long-term capital appreciation, with income as a minor consideration. It invests in small and mid-cap domestic stocks that have risks significantly higher than the broad stock market, as measured by the S&P 500.

Company Stock Fund—Invests primarily in the Company’s common stock. Effective February 3, 2001, the Company stock fund is limited to one transfer either in or out, in any 30-day period.

Participant Loans

The minimum amount participants may borrow from their fund accounts is $1,000. The maximum participants may borrow is the lesser of $50,000 or 50% of their account balances. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%. The interest rate for the loans during 2003 ranged from a low of 5.00% to a high of 5.25%. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

A participant’s account becomes distributable upon termination from the Company. If the termination is due to retirement, total disability or death, the entire account balance becomes distributable to the participant. For other terminations, the participant receives his own contributions plus earnings thereon and the vested portion of the Company contributions, forfeitures plus earnings thereon.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments, other than guaranteed investment contracts, are carried at current market value as determined by the custodian based upon quoted market prices. Guaranteed investment contracts are stated at contract value as reported by the respective insurance companies; contract values approximate fair market values at December 31, 2003 and 2002.

The fair value of the Plan’s investment in the Wallace Defined Contribution Master Custody Arrangement is based on the beginning of year value of the Plan’s interest in the Trust plus actual contributions and investment income less actual distributions and allocated administrative expenses (Note 5). Quoted market prices are used to value investments in the Master Trust.

Interest and dividends are recorded on the accrual basis and dividend income is accrued on the ex dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from securities transactions are reported on the average cost method.

Administrative Expenses

All expenses directly related to the Plan, such as fees of the custodian and investment advisors, are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 3 – INVESTMENTS

The current value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 2003 and 2002, are as follows:

	2003	2002
Mutual Funds:
Dreyfus/Laurel FDS Inc S&P 500 Stock Index Fund: Equity Index	$28,318,673	$19,482,572
Dreyfus Apprec FD INC: Long Term Growth	30,312,171	24,352,185
Dreyfus Emerging Leaders FD: Aggressive Growth	43,061,848	29,661,017

During 2003 and 2002, the Plan’s investments, including investments bought or sold, as well as held, during the year, appreciated/(depreciated) in value by $22,721,621 and $(20,202,313), respectively, as follows:

	2003	2002
Mutual funds	$22,721,621	$(20,202,313)

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4 – INVESTMENT CONTRACTS

The Plan invests in fully benefit-responsive investment contracts that are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company’s applicable rate schedule. The aggregate average interest rate for the investment contracts as of December 31, 2003 and 2002 was 5.11% and 5.90%, respectively. The recorded contract value of the investment contracts approximates fair market value as of December 31, 2003 and 2002.

NOTE 5 – INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT

Certain assets of the Plan are in the Wallace Defined Contribution Master Custody Arrangement (the “Arrangement”) which was established for the investment of assets of the Plan and another Wallace sponsored retirement plan. Each plan has an undivided interest in the Arrangement. The assets of the Arrangement are held by Boston Safe Deposit and Trust Company (the “Asset Custodian”). The Plan’s interest in the net assets of the Arrangement is based on the individual plan participants’ investment balances.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 5 – INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT (continued)

Investment income is allocated on a daily basis through a valuation performed by the Asset Custodian. Administrative expenses relating to the Arrangement are allocated to the individual funds based upon average quarterly balances invested by each plan. At December 31, 2003, the Plan’s interest in the net assets of the Arrangement was approximately 87%, which was transferable to the Moore North American, Inc. Savings Plan effective that date, pursuant to the merger of the plans (see Note 11). The Plan’s interest in the net assets of the Arrangement at December 31, 2002 was approximately 88%.

The Arrangement held the following classifications of investments as of December 31, 2003 and 2002:

	2003	2002
Investments at market value-
Wallace Company Stock Fund	$17,624,897	$18,840,919
Stable Value Fund	169,479,945	189,219,775
Balanced Fund	125,466,407	125,314,328

Total	$312,571,249	$333,375,022

Investment income for the Arrangement is as follows for the years ended December 31, 2003 and 2002:

	2003	2001
Net appreciation/(depreciation) in fair value of investments-
Common stock	$34,701,257	$(15,212,670)
Fixed income securities-Investment contracts	9,887,263	10,426,293

Net appreciation/(depreciation)	44,588,520	(4,786,377)

Interest and dividends	103,929	513,911

Total investment income/(loss)	$44,692,449	$(4,272,466)

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has limited involvement with derivative financial instruments and does not use them for trading purposes. The Plan owns shares in a commingled international equity fund. The mangers of this fund may, from time to time, use currency futures and forward contracts to manage the fund’s currency position.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The Plan also invests in commingled domestic equity funds. The managers of these funds have the authority to invest in Standards & Poor’s 500 futures to create exposure to equity securities as part of the funds’ cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts.

NOTE 7 – INCOME TAX STATUS

The Plan obtained a determination letter on April 25, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as designed, were in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 9 – TRANSFERS FROM OTHER PLANS

Effective May 1, 2002, the Thomas Packaging Corporation 401(k) Plan (TPC Plan) was merged with and into the Plan. The assets of TPC Plan assets were transferred on September 4, 2002.

NOTE 10 – MERGER OF PLAN SPONSOR

On May 15, 2003, at a special meeting of stockholders of Wallace Computer Services, Inc., a merger was approved between Wallace Computer Services, Inc., Moore Corporation Limited, a corporation continued under the laws of Canada, Moore Holdings U.S.A. Inc, a Delaware corporation and a wholly owned subsidiary of Moore, and M-W Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Moore.

The entity that survived the merger was renamed Moore Wallace Incorporated and was subsequently renamed Moore Wallace North America, Inc.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 and 2002

NOTE 11 – SUBSEQUENT EVENTS

Effective December 31, 2003, the Plan sponsor approved the merger of the Wallace Profit Sharing and Retirement Plan (the “Plan”), the Wallace Commercial Print 401(K) Retirement Plan, and the Moore North America, Inc. Savings Plan into a new plan established effective January 1, 2004 - the Moore Wallace North America, Inc. Savings Plan. As a result, $389,633,613, representing the net assets of the Plan, were transferable to the Moore Wallace North America, Inc. Savings Plan at December 31, 2003. Beginning July 1, 2004, SEI Investments Management Corporation and affiliated subsidiary will become the record-keeper and trustee for the Moore Wallace North America, Inc. Savings Plan.

Effective February 27, 2004, a merger of Moore Wallace Incorporated and RR Donnelley & Sons Company was approved. The name of the surviving company is RR Donnelley. Under the terms of the agreement, all outstanding shares of Moore Wallace common stock were exchanged for shares of RR Donnelley common stock based on a fixed exchange ratio of 0.63 of RR Donnelley share for each Moore Wallace share.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

SCHEDULE H, ITEM 4i.—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003

	No. of Shares Or Units	Description of Security	Cost **	Current Value
		MUTUAL FUNDS
*	816,160 units	Dreyfus Apprec FD INC – Long term growth	$—	$30,312,171
*	1,223,797 units	Dreyfus/Laurel FDS Inc – S&P 500 Stock Index-Equity Index	—	28,318,673
*	1,112,134 units	Dreyfus Emerging Leaders FD – Aggressive Growth	—	43,061,848

		Total Mutual Funds	—	101,692,692

		PARTICIPANT LOANS
		Loans (Interest rates range from 5.00%-5.25%)	—	5,117,201

		Total Assets Held At End of Year	$—	$106,809,893

*	A party-in-interest to the Plan
**	Cost has been omitted as investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING AND RETIREMENT PLAN

By: MOORE WALLACE NORTH AMERICA, INC.

/s/ Robert Kelderhouse
Name:	Robert Kelderhouse
Title:	SVP, Treasurer
Date:	June 25, 2004

WALLACE COMPUTER SERVICES, INC. PROFIT SHARING

AND RETIREMENT PLAN

December 31, 2003 and 2002

Index to Exhibits

EXHIBIT NUMBER
23.1	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm